

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Mark Stubbs
Chief Financial Officer
CallWave, Inc.
136 West Canon Perdido Street
Suite C
Santa Barbara, California 93101

May 6, 2009

Re: **CallWave, Inc.**
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 26, 2008

Dear Mr. Stubbs:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director